

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2023

Rajeev Goel
Chief Executive Officer
PubMatic, Inc.
601 Marshall Street
Redwood City, CA 94063

> **Re: PubMatic, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Response dated October 11, 2023**
> **File No. 001-39748**

Dear Rajeev Goel:

We have reviewed your October 11, 2023 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 19, 2023 letter.

Form 10-K for the Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 46

1. We note from your response to prior comment 1 that payments under the Vesting Agreements require continued employment with the company and are subject to forfeiture upon termination. Considering such arrangements require continued employment and the amounts will be paid in cash, it remains unclear how such charges are not a normal, recurring cash operating expenses. Accordingly, please remove these adjustments from your non-GAAP measures.

Please contact Megan Akst at 202-551-3407 or Christine Dietz at 202-551-3408 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology